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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-68580~~ 8-67831 RMS

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/16 (MM/DD/YY) AND ENDING 06/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DCMB Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2121 Sage Road, Suite 225
(No. and Street)

Houston (City) Texas (State) 77056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly Collins 303-797-0550
(Area Code – T elephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company, P.A.
(Name – *if individual, state last, first, middle name*)

100 E. Sybelia Avenue, Suite 130 (Address) Maitland (City) Florida (State) 32751 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS CWB

OATH OR AFFIRMATION

I, John Donovan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DCMB Securities, LLC, as of June 30, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE


JANET ELLEN SNOW
Commission # 4543426
My Commission Expires
October 30, 2019
STATE OF TEXAS

Signature

Managing Member
Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DCMB Securities, LLC
Financial Statements
and
Supplemental Information

For the Year Ended June 30, 2017

DCMB SECURITIES, LLC
June 30, 2017

TABLE OF CONTENTS


hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of DCMB Securities, LLC

We have audited the accompanying statement of financial condition of DCMB Securities, LLC as of June 30, 2017, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of DCMB Securities, LLC management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DCMB Securities, LLC as of June 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of DCMB Securities, LLC financial statements. The supplemental information is the responsibility of DCMB Securities, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Maitland, Florida

August 28, 2017

DCMB SECURITIES, LLC
Statement of Financial Condition
June 30, 2017

ASSETS	
Cash	170,984
Accounts Receivable	501,837
TOTAL ASSETS	$ 672,821
LIABILITIES AND MEMBER'S CAPITAL	
Liabilities	
Accounts Payable	1,500
Commissions Payable	75,000
TOTAL LIABILITIES	$ 76,500
Member's Capital	
Capital contributions	(290,000)
Accumulated profit	886,321
Total Member's Capital	596,321
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 672,821

The accompanying notes are an integral part of these financial statements

DCMB SECURITIES, LLC
Statement of Operations
Year Ended June 30, 2017

Revenue	
Merger and aquisition services	$ 1,500,000
Expenses	
Commission expense	565,000
Professional fees	93,402
Regulatory fees	3,300
Expense agreement - related party	3,000
Other expenses	825
TOTAL EXPENSES	665,527
NET PROFIT	$ 834,473

The accompanying notes are an integral part of these financial statements

DCMB SECURITIES, LLC
Statement of Changes in Member's Capital
Year Ended June 30, 2017

	Capital Contributions	Acculated Profit	Total
Balances at June 30, 2016	$ 135,000	$ 51,848	$ 186,848
Members Draw	$ (425,000)		$ (425,000)
Net profit		834,473	834,473
Balances at June 30, 2017	$ (290,000)	$ 886,321	$ 596,321

The accompanying notes are an integral part of these financial statements

DCMB SECURITIES, LLC
Statement of Cash Flows
Year Ended June 30, 2017

Cash flows from operating activities:	
Net profit	$ 834,473
Adjustments to reconcile net profit to net cash provided by operating activities:	
Changes in assets and liabilities	
Decrease in accounts payable	(374)
Increase in accounts receivable	(500,000)
Increase in commission payable	75,000
Net cash provided by operating activities	409,099
Net increase in cash	409,099
Member Draw	(425,000)
Cash at beginning of year	186,885
Cash at end of year	$ 170,984

Supplemental disclosures of cash flow information:

There was no cash paid during the year for interest or income taxes.

The accompanying notes are an integral part of these financial statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

DCMB Securities, LLC (the Company), was organized in November 2007 as a single member Texas limited liability company. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities and will maintain a special account for the exclusive benefit of its customers. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The Company's operations consist primarily as a broker and/or placement agent in private placements of securities and merger and acquisition services to institutions located in Texas. The Company is located in Houston Texas.

Significant Accounting Policies:

Use of Estimates

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At June 30, 2017, the Company had no significant risk.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company will recognize revenue on the sale of interests in private placements of securities in the period in which customer subscriptions to such offerings are funded, and upon the determination the minimum subscription requirements of such offerings are or will be achieved.

The Company will recognize merger and acquisition revenue when earned under the respective agreements, primarily upon successful completion.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. Taxable income or loss of the Company is includable in the income tax return of the Member; therefore, no provision for federal income taxes has been made in the accompanying financial statements. The Company is subject to Texas state tax.

The federal and state income tax returns of the Company for 2016, 2015 and 2014 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2017, the Company had net capital of $94,484, which was $89,484 in excess of its required net capital of $5,000. The Company's net capital ratio was .81.

Note 3 - Related Party Transactions/Concentration of Revenue and Services/Economic Dependency

The Company and a related party company are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Company earned $1,500,000 or 100% of its revenue during the year from four merger and acquisition financing transactions.

The Company has an Expense Paying and Sublease Agreement (Agreement) with a related party company, effective September 1, 2014. The Agreement may be terminated by either party with a one-month notice. Under the Agreement, the related party company is to provide office space, personal property and utilities. The fee under the Agreement is $250 a month and represents the allocable share of the services provided by the related party company. Expenses incurred under this Agreement totaled $3,000 during the year.

Note 4 - Commitments and Contingencies

The Company does not have any commitments or contingencies.

Note 5 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to June 30, 2017, through August 28, 2017, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

Schedule I

DCMB SECURITIES, LLC
Supplemental Information Pursuant to Rule 17a-5
June 30, 2017

Computation of Net Capital:

Total member's capital qualified for net capital	$ 596,321
Deductions and/or charges	
Non-allowable assets:	
Accounts Receivable	501,837
Net Capital	$ 94,484
Aggregate indebtedness	$ 76,500
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 89,484
Ratio of aggregate indebtedness to net capital	0.81

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of June 30, 2017 as filed by DCMB Securities, LLC on Form X-17A-5. Accordingly, no reconciliation is necessary.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of the Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of DCMB Securities, LLC

We have reviewed management's statements, included in the accompanying DCMB Securities, LLC Exemption Report, in which (1) DCMB Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which DCMB Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) DCMB Securities, LLC stated that DCMB Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. DCMB Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about DCMB Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

August 28, 2017

DCMB SECURITIES, LLC

2121 Sage Road, Suite 225
Houston, Texas 77056

EXEMPTION REPORT

DCMB Securities, LLC, (Company) is a registered broker-dealer subject to Rule 17-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240. 15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(i)

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exemption.

DCMB Securities, LLC

I, John W. Donovan, Jr., swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: ______________________

Title: Managing Member

August 4, 2017